September 28, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rocky Brands, Inc. Definitive Proxy Statement on Schedule 14A Filed April 28, 2023 File No. 001-34382

Ladies and Gentlemen:

Set forth below is the response of Rocky Brands, Inc., an Ohio corporation (the “Company” or “we” or “our”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 14, 2023 (the “Comment Letter”), with respect to our Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 28, 2023 (the “2023 Proxy Statement”).

For reference purposes, the Staff’s comments in the Comment Letter are reproduced in bold and the corresponding responses of the Company are shown below the comments.

Definitive Proxy Statement on Schedule 14A filed April 28, 2023

Pay-Versus-Performance, page 24

1.

Please identify each named executive officer included in the calculation of average non-PEO named executive officer compensation, and the fiscal years in which such persons are included. You may provide this information in a footnote to the pay-versus-performance table. See Regulation S-K Item 402(v)(3).

Company Response:

We confirm that our future proxy disclosures will clearly identify each named executive officer included in the calculation of average non-PEO named executive officer compensation, and the fiscal years in which such persons are included.

2.

Refer to footnote (1)(b) and related amounts deducted and added in the related chart provided pursuant to Regulation S-K Item 402(v)(2)(iii). It is not clear from the disclosure whether the calculations represent the fair value of equity awards at fiscal year end or vesting date or the change in fair value of equity awards from the end of the prior fiscal year. We note tabular row headings that refer to “Change in FV;” however, footnote (b) states that the fair values were measured “as of the end of each fiscal year and of each vesting date.” Please ensure that your disclosure clearly identifies, for each of the numerical amounts deducted and added, whether the amount represents either a change in fair value, and the period over which such change is measured, or the fair value as of the relevant measurement date. See Regulation S-K Item 402(v)(3). For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.03 and 128D.04.

Division of Corporation Finance

U.S. Securities & Exchange Commission

September 28, 2023

Company Response:

We confirm that our future proxy disclosures will clearly identify, for each of the numerical amounts deducted and added, whether the amount represents either a change in fair value and the period over which the change is measured, or the fair value as of the relevant measurement date.

3.

We note that you have placed footnote (3) in the “Net Income” column of your pay versus performance table. Based on the disclosure made in footnote (3), it appears that footnote (3) should be located in your “Standard & Poor’s Footwear Index Total Shareholder Return” column. If this is correct, please ensure that in your future filings any footnotes refer to the most relevant column.

Company Response:

We confirm that any footnotes in our future proxy disclosures will refer to the most relevant column. The reference to footnote (3) in the “Net Income” column was a typographical error. As noted above, footnote (3) should have properly referred to the “Standard & Poor’s Footwear Index Total Shareholder Return” column.

4.

Refer to the bar graphs showing the relationships required by regulation S-K Item 402(v)(5). It appears that the dollar amounts signified by the bars representing compensation actually paid to the PEO are higher than the numbers shown in the pay versus performance table. For example, in the graph entitled “Compensation Actually Paid vs. Adjusted Operating Income” the PEO compensation actually paid bar for 2021 appears to extend above $800,000, whereas the amount of compensation actually paid to the PEO for that year, as shown in the pay versus performance table, was $761,835. It appears that there may be similar discrepancies for other metrics in these graphs. Please ensure that your disclosures provided pursuant to Regulation S-K Item 402(v)(5) reflect the values shown in the pay versus performance table.

Division of Corporation Finance

U.S. Securities & Exchange Commission

September 28, 2023

Company Response:

We confirm that our future proxy disclosures pursuant to Regulation S-K Item 402(v)(5), including any graphs demonstrating the relationships required thereby, will reflect the values shown in the table.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions, please contact me at (740) 753-9100 ext. 2466 or tom.robertson@rockybrands.com.

Very truly yours,
/s/ Thomas D. Robertson
Thomas D. Robertson
Chief Operating Officer and Chief Financial Officer